UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 5)* Phathom Pharmaceuticals, Inc.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 71722W107
(CUSIP Number)
Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku, Tokyo MO 103-8668 Yoshihiro Nakagawa Tel: +81-6-6204-2044	Polsinelli PC 1401 Eye Street NW Washington, D.C. Attn: Shashi Khiani Tel: +1-202-626-8312
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 24, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,755,583
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,755,583
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 57,252,519 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

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Explanatory Note:
This Amendment No. 5 (this “Amendment”) is being filed by the Reporting Person to amend and restate certain of the items set forth in the Schedule 13D (as amended, the “Initial Filing”) filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2019, as amended by Amendment No. 1 filed with the SEC on January 27, 2020, by Amendment No. 2 filed with the SEC on April 1, 2021 and by Amendment No. 3 filed with the SEC on April 6, 2021 and by Amendment No. 4 filed with the SEC on November 12, 2021 (collectively, the “Prior Filing”) in relation to the common stock, par value $0.0001 per share (“Common Stock”), of Phathom Pharmaceuticals, Inc, a Delaware corporation (the “Issuer”). Information reported in the Prior Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein but not defined shall have the meaning given to them in the Prior Filing.
Item 2. Identity and Background.
Schedule 1 referenced in Item 2 of the Prior Filing is hereby amended and replaced with the text set forth in Schedule 1 attached hereto.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:
(a)    See rows (11) and (13) of the cover page to this Amendment for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.
(b)    See rows (7) through (10) of the cover page to this Amendment for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)    Transactions in the shares of Common Stock effected by the Reporting Person during the 60 days prior to the date hereof are set forth on Schedule 2 and are incorporated herein by reference.
(d)        To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
(e)        Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Prior Filing is hereby amended and supplemented by adding the text set forth below:
On January 24, 2024, the Reporting Person sold an aggregate of 3,703,703 shares of the Common Stock in a private sale to Medicxi IV LP, a Jersey limited partnership, and Medicxi Co-Invest IV LP, a Jersey limited partnership (collectively, the “Purchasers”), pursuant to a Stock Purchase Agreement (the “Purchase Agreement”) by and among the Reporting Person and the Purchasers. Under the Purchase Agreement, the shares of Common Stock were sold to the Purchasers at a price of $8.10 per share for total consideration of $29,999,994.30. The offering and sale of the Reporting Person’s Common Stock was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.
The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Stock Purchase Agreement, dated as of January 24, 2024

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Amit Singh
	Name:	Amit Singh
	Title:	Senior Vice President and Head of Treasury

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo MO 103-8668.

Director	Principal Occupation	Citizenship
Christophe Weber	Representative Director, President and Chief Executive Officer of Takeda	France
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda	US
Costa Saroukos	Chief Financial Officer of Takeda	Australia
Olivier Bohuon	Former Director and Chairman at LEO Pharma A/S	France
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	Singapore
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Senior Executive Advisor of CVC Japan	Japan
Steven Gillis, Ph.D.	Managing Director at ARCH Venture Partners	US
John Maraganore	Former Chief Executive Officer and Director of Alnylam Pharmaceuticals	US
Kimberly A. Reed	Former Chairman of the Board of Directors, President and CEO of the Export-Import Bank of the United States	US
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland
Masami Iijima	Counselor of Mitsui & Co., Ltd	Japan
Miki Tsusaka	President of Microsoft Japan	Japan

Executive Officer	Title – Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer	France
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Gabriele Ricci	Chief Data & Technology Officer	Italy
Giles Platford	President, Plasma-Derived Therapies Business Unit	UK
Julie Kim	President, US Business Unit	US
Lauren Duprey	Chief Human Resources Officer	US
Marcello Agosti	Global Business Development Officer	Italy
Milano Furuta	President, Japan Pharma Business Unit	Japan
Mwana Lugogo	Chief Ethics & Compliance Officer	Kenya
Ramona Sequeira	President, Global Portfolio Division	Canada
Takako Ohyabu	Chief Global Corporate Affairs & Sustainability Officer	Japan
Teresa Bitetti	President, Global Oncology Business Unit	US
Thomas Wozniewski	Global Manufacturing & Supply Officer	Germany
Yoshihiro Nakagawa	Global General Counsel	Japan
Akiko Amakawa	Corporate Strategy Officer and CEO Chief of Staff	Japan
Elaine Shannon	Global Quality Officer	Ireland

SCHEDULE 2
TRANSACTIONS IN THE SHARES OF COMMON STOCK BY THE REPORTING PERSON
The following table sets forth all transactions in the shares of Common Stock effected during the past sixty (60) days by the Reporting Person.

Transaction Date	Type of Transaction	Number of Shares	Price Per Share
01/24/2024	Private Sale(1)	3,703,703	$8.10

(1) The shares of Common Stock were sold by the Reporting Person to the Purchasers in a privately negotiated resale pursuant to the Purchase Agreement.